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                                                                    EXHIBIT 4.1


                        FIREARMS TRAINING SYSTEMS, INC.

                        EMPLOYEE STOCK COMPENSATION PLAN


                               ARTICLE 1. PURPOSE

      1.1 The purposes of this Plan are to advance the interests of the Company and its shareholders by providing for the issuance from time to time of Company Common Stock to provide compensation to Designated Employees for past services rendered to the Company or to pay for various employee benefits with Company Common Stock, all as determined by the Committee. The Committee may issue Company Common Stock hereunder for any purpose relating to employee compensation and benefits, including, without limitation, issuances in lieu of salary, vacation or sick leave pay, issuances to make Company matching contributions under the Company's 401(k) Profit Sharing Plan, or other issuances determined by the Committee to be consistent with the purposes of this Plan. The issuance of Company Common Stock for compensation or benefits will benefit the Company and its shareholders by (i) conserving the cash resources of the Company, and (ii) by aligning the interests of the Designated Employees and the shareholders by providing the Designated Employees an additional incentive to perform well and to increase shareholder value.


                             ARTICLE 2. DEFINITIONS

     In this Plan the following words shall have the meanings hereinafter assigned to them:


      2.1 "Plan" means the Firearms Training Systems, Inc. Employee Stock Compensation Plan.

      2.2 "Company" means Firearms Training Systems, Inc. and its subsidiaries.

      2.3   "Board of Directors" means the Board of Directors of the Company.


      2.4 "Committee" means a committee designated by the Board of Directors consisting of two or more members of the Board of Directors and, in the absence of a designation otherwise, shall be the Compensation Committee of the Board of Directors.

      2.5 "Company Common Stock" means the Class A Common Stock, par value $.000006 per share of the Company.



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      2.6   "Employee" means any officer or employee employed by the Company.

      2.7 "Designated Employee" means any Employee selected by the Committee to participate in or receive an award under this Plan.

      2.8 "Fair Market Value" means an amount determined by multiplying (i) the aggregate number of shares of Company Common Stock by (ii) the reported closing price per share of Company Common Stock on the Nasdaq National Market (or the consolidated tape of such other principal exchange on which such stock is traded) on the date such shares are awarded pursuant to this Plan or, if there are no sales on such date, such price of the stock on the most recent trading day prior thereto.


                           ARTICLE 3. ADMINISTRATION

      3.1 The Plan shall be administered by the Committee. The Committee, subject to the terms of the Plan, shall have full power and authority to interpret and administer the Plan, including establishing any rules, conditions or other similar actions related to awards under the Plan.

      3.2 All determinations, decisions, directions, interpretations, rules, regulations and conditions made, or given by the Committee under this Plan shall be final, binding and conclusive.

      3.3 A majority of the Committee shall constitute a quorum. The acts of the Committee shall be either (i) acts of a majority of the members of the Committee present at any meeting at which a quorum is present or (ii) acts approved in writing by a majority of the members of the Committeewithout a meeting. The Committee may appoint a subcommittee consisting of at least two members of the Committee and may authorize such subcommittee to have all powers and to perform all functions of the Committee.

      3.4 Subject to adjustment by the Committee in the event of a stock split, stock dividend, recapitalization, reorganization, merger, consolidation, exchange of shares or any other similar event or occurrence, 500,000 shares of Company Common Stock shall be available for issuance under the Plan. The shares of Company Common Stock may be from authorized but unissued shares or from shares held by the Company as treasury stock.
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                            ARTICLE 4. PARTICIPANTS

      4.1 During the existence of this Plan, the Committee shall, from time to time, select the Employees of the Company who shall participate in the Plan or to whom Company Common Stock shall be awarded under this Plan.

      4.2 The Committee in selecting the Designated Employees shall give full consideration to recommendations of officers of the Company, but the decision of the Committee shall be binding and conclusive on all parties.

      4.3 The Committee may approve the award of shares of Company Common Stock to Designated Employees under this Plan for any purpose consistent with the purposes of the Plan, as set forth in Article 1.


                       ARTICLE 5. EMPLOYEE CONTRIBUTIONS

      5.1 No Employee contributions of any kind may be made under this Plan, nor shall the issuance of any Company Common Stock under the Plan require or be contingent upon or be in exchange for any future services of any participant.

                    ARTICLE 6. WITHHOLDING ON DISTRIBUTIONS

      6.1 The Committee shall have the right to require, prior to the issuance or delivery of any shares of Company Common Stock, payment by the Designated Employee of any tax which the Company may, under Federal, state, local or other tax laws, be required to withhold in connection with the issuance of any Company Common Stock under this Plan. Such payment may be, at the option of the Committee, by (i) withholding whole shares of Company Common Stock that otherwise would be delivered having an aggregate Fair Market Value determined as of the date the obligation to withhold or pay taxes arises in connection with the award in the amount necessary to satisfy any such obligation or (ii) payment of cash by the Designated Employee in the amount necessary to satisfy such obligation.


                      ARTICLE 7. AMENDMENT OR TERMINATION

      7.1 The Board of Directors may, from time to time, amend, modify, change, suspend or terminate, in whole or in part, any or all of the provisions of the Plan except that:

            (a) No amendment, modification, change, suspension, or termination without his consent may affect any right of any Designated Employee to receive a distribution approved prior to the effective date of such amendment, modification, change, suspension, or termination.
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          (b) No amendment, modification, or change may withdraw the obligation and right of interpretation and administration of the Plan from the Committee.


                               ARTICLE 8. GENERAL

      8.1 The Plan and the validity, construction, interpretation, administration, and effect of the Plan and of its rules and regulations and any rights of any and all personnel having or claiming to have an interest therein or thereunder shall be governed by the laws of the State of Delaware.

      8.2 The selection by the Committee of a Designated Employee to receive a distribution of Company Common Stock hereunder shall not give such Employee any right to remain in the employ of the Company, any subsidiary of the Company or any affiliate of the Company and the right and power of the Company, any subsidiary of the Company or any affiliate of the Company to dismiss or discharge any Employee at any time without any liability hereunder is specifically reserved.

      8.3   The Plan shall be effective July 1, 1997.


                                   FIREARMS TRAINING SYSTEMS, INC.



                                   By:  /s/ David A. Apseloff
                                        --------------------------
                                        Name:  David A. Apseloff
                                        Title: Chief Financial Officer